Exhibit 99.1

Hepsiburada Announces Fourth Quarter and Full Year 2025 Financial Results

ISTANBUL, February 26, 2026 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the fourth quarter and for the full year ended December 31, 2025.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and twelve months ended December 31, 2025, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2025. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at December 31, 2025 are as follows:

Date	Index	Conversion Factor
31 December 2025	3,513.9	1.00
31 December 2024	2,684.6	1.31

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included under the “Highlights” sections. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Fourth Quarter 2025 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV)[1] increased by 10.5% to TRY 85.3 billion compared to TRY 77.2 billion in Q4 2024.

o	IAS 29-Unadjusted GMV[1] increased by 45.3% to TRY 84.6 billion compared to Q4 2024.

•	Revenue increased by 17.8% to TRY 27,970.5 million compared to TRY 23,745.0 million in Q4 2024.

•	Number of orders[1] increased by 17.6% to 28.3 million compared to 24.1 million in Q4 2024.

•	Average order value decreased by 6.0% in Q4 2025 compared to Q4 2024.

•	Active Customers increased by 0.3% to 11.8 million compared to 11.8 million as of December 31, 2024.

•	Order Frequency increased by 9.2% to 7.4 compared to 6.8 as of December 31, 2024.

•	Active Merchant base increased by 1.8% to 102.0 thousand compared to 100.2 thousand as of December 31, 2024.

•	Share of Marketplace GMV was 67.7% compared to 69.5% in Q4 2024.

•	Free cash flow increased by 79.3% to TRY 3,468.1 million from TRY 1,934.7 million in Q4 2024.

•	EBITDA decreased to TRY 1.1 million compared to TRY 935.8 million in Q4 2024. Accordingly, EBITDA as a percentage of GMV[1] was at 0.0%, a 1.2 percentage point decrease compared to 1.2% in Q4 2024.

o	IAS 29-Unadjusted EBITDA decreased by 45.4% to TRY 567.1 million compared to TRY 1,038.3 million in Q4 2024. IAS 29-Unadjusted EBITDA as a percentage of GMV[1] in Q4 2025 decreased by 1.1 percentage points to 0.7% compared to 1.8% in Q4 2024.

•	Net loss for the period was TRY 3,082.3 million compared to a net loss of TRY 875.8 million for Q4 2024.

Full Year 2025 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV)[1] increased by 4.3% to TRY 257.5 billion compared to TRY 246.9 billion in FY 2024.

o	IAS 29-Unadjusted GMV[1] increased by 41.0% to TRY 236.5 billion compared to FY 2024.

•	Revenue increased by 13.4% to TRY 84,651.8 million compared to TRY 74,669.6 million in FY 2024.

●	Number of orders[1] increased by 9.5% to 87.5 million compared to 79.9 million in FY 2024.

●	Average order value decreased by 4.7% in FY 2025 compared to FY 2024

●	Active Customers increased by 0.3% to 11.8 million compared to 11.8 million as of December 31, 2024.

•	Order Frequency increased by 9.2% to 7.4 compared to 6.8 as of December 31, 2024.

●	Active Merchant base increased by 1.8% to 102.0 thousand compared to 100.2 thousand as of December 31, 2024.

●	Share of Marketplace GMV was 68.4% compared to 69.8% in FY 2024.

●	Free cash flow increased by 83.2% to TRY 8,877.0 million from TRY 4,845.5 million in FY 2024.

●	EBITDA decreased by 57.8% to TRY 1,141.4 million compared to TRY 2,703.1 million in FY 2024. Accordingly, EBITDA as a percentage of GMV[1] was at 0.4%, a 0.7 percentage point decrease compared to 1.1% in FY 2024.

o	IAS 29-Unadjusted EBITDA decreased by 8.8% to TRY 3,247.6 million compared to TRY 3,562.3 million in FY 2024. IAS 29-Unadjusted EBITDA as a percentage of GMV[1] in FY 2025 decreased by 0.8 percentage points to 1.4% compared to 2.1% in FY 2024.

●	Net loss for the period was TRY 5,699.2 million compared to a net loss of TRY 2,100.7 million for FY 2024.

1 Beginning in Q1 2026, we intend to report these metrics solely on the basis of the definitions used by our controlling shareholder, Joint Stock Company Kaspi.kz (“Kaspi”). Please see “Changes to Key Operating Performance Indicators and Other Metrics.”

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

Hepsiburada once again continued its growth momentum in orders and cash generation. During the last quarter of 2025, we delivered order growth of 17.6% and GMV growth of 10.5% in comparison to the same period last year, while our revenue recorded double digit growth of 17.8% in the quarter. On a full-year basis, we experienced 9.5% growth in number of orders and 4.3% growth in GMV with revenue growth of 13.4%. Gross contribution margin decreased by 0.3 percentage points (pp) in the fourth quarter, while it improved by 0.6pp for the full year 2025, compared to the same periods last year.

Cash generation remained robust, with free cash flow rising by 79.3% year-over-year from 1,934.7 TRY million to 3,468.1 TRY million in the fourth quarter and by 83.2% year-over-year from TRY 4,845.5 million to TRY 8,877.0 million for the full year of 2025, thanks to our focus on disciplined cash management and commercial actions.

During the last quarter of 2025, we successfully executed Legendary Friday, our most significant campaign period running throughout November. Despite a strong base in the prior year, November campaign results were an important driver of the quarter’s double-digit year-over-year growth in both GMV and order volume, underscoring the consistency of our growth initiatives and our ability to drive customer engagement during peak demand periods.

The decrease in EBITDA from TRY 935.8 million in Q4 2024 to TRY 1.1 million in Q4 2025 and the increase in Net Loss from TRY 875.8 million in Q4 2024 to 3,082.3 million in Q4 2025 were primarily due to our investments in growth initiatives including efforts to speed up, and reduce the cost of delivery for merchants, performance marketing initiatives and investments in installment payments.

We appreciate the continued support of our shareholders, the trust placed in us by our customers and partners, and the dedication demonstrated by our entire team.

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and unaudited financial data as of and for the three months ended December 31, 2025 and December 31, 2024 and the twelve months ended December 31, 2025 and December 31, 2024 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on December 31, 2025 (in accordance with IAS 29) unless otherwise indicated.

(in TRY million unless indicated otherwise)	Three months ended December 31,				Twelve months ended December 31,
	unaudited				unaudited
	2025	2024	y/y %		2025	2024	y/y %
GMV[1] (TRY in billions)	85.3	77.2	10.5%		257.5	246.9	4.3%
Marketplace GMV[1] (TRY in billions)	57.8	53.6	7.8%		176.2	172.2	2.3%
Share of Marketplace GMV (%)	67.7%	69.5%	(1.7	)pp	68.4%	69.8%	(1.4	)pp
Number of orders[1] (millions)	28.3	24.1	17.6%		87.5	79.9	9.5%
Active Customers (millions)	11.8	11.8	0.3%		11.8	11.8	0.3%
Revenue	27,970.5	23,745.0	17.8%		84,651.8	74,669.6	13.4%
Gross contribution	9,500.9	8,837.5	7.5%		30,670.4	27,996.6	9.6%
Gross contribution margin (%)	11.1%	11.4%	(0.3	)pp	11.9%	11.3%	0.6	pp
Net loss for the period	(3,082.3)	(875.8)	251.9%		(5,699.2)	(2,100.7)	171.3%
EBITDA	1.1	935.8	(99.9)%		1,141.4	2,703.1	(57.8)%
EBITDA as a percentage of GMV (%)	0.0%	1.2%	(1.2	)pp	0.4%	1.1%	(0.7	)pp
Net cash (used in)/provided by operating activities	4,092.3	2,731.5	49.8%		11,284.4	7,457.8	51.3%
Free Cash Flow	3,468.1	1,934.7	79.3%		8,877.0	4,845.5	83.2%

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

1 Beginning in Q1 2026, we intend to report these metrics solely on the basis of the definitions used by our controlling shareholder, Kaspi. Please see “Changes to Key Operating Performance Indicators and Other Metrics.”

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customers in the “Certain Definitions” section of this press release.

ESG Actions

In Q4 2025, the “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program reached an additional 2,504 women. To date, the TEWE program has supported approximately 70 thousand women entrepreneurs. Furthermore, as of December 31, 2025, the number of women’s cooperatives on our platform had reached 322.

Following the launch of the “Your Companion Is Here” program in September 2025, Hepsiburada has facilitated 17 comprehensive training sessions as of December 31, 2025. These sessions totaled 29 hours of instruction and reached nearly 600 participants.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Revenue

(in TRY million unless indicated otherwise)	Three months ended December 31,			Twelve months ended December 31,
	2025	2024	y/y %	2025	2024	y/y %
Sale of goods[1] (1P)	19,744.5	16,502.3	19.6%	57,102.8	50,494.4	13.1%
Marketplace revenue[2] (3P)	3,222.8	2,782.8	15.8%	9,874.5	9,491.7	4.0%
Delivery service revenue	3,558.0	2,826.6	25.9%	12,355.7	10,295.6	20.0%
Other	1,445.2	1,633.3	(11.5)%	5,318.8	4,387.9	21.2%
Revenue	27,970.5	23,745.0	17.8%	84,651.8	74,669.6	13.4%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Fourth quarter 2025

Our revenue increased by 17.8% to TRY 27,970.5 million in Q4 2025 compared to TRY 23,745.0 million in Q4 2024. This was due to a 19.6% increase in our (1P) revenue (comprising 70.6% of total revenue), a 15.8% increase in our (3P) revenue (comprising 11.5% of total revenue), a 25.9% increase in delivery service revenue (comprising 12.7% of total revenue) and a 11.5% decrease in other revenue (comprising 5.2% of total revenue) compared to Q4 2024.

The 19.1% increase in combined 1P and 3P revenue compared to Q4 2024 was mainly due to a 10.5% increase in GMV, resulting from our growth-oriented strategy, including targeted marketing initiatives, initiatives for faster delivery and customer- and merchant-focused actions.

The 25.9% increase in delivery service revenue compared to Q4 2024 was mainly due to an increase in delivery service revenue from the off-platform customers of Hepsijet.

Full year 2025

Our revenue increased by 13.4% to TRY 84,651.8 million in FY 2025 compared to TRY 74,669.6 million in FY 2024. This was due to a 13.1% increase in our (1P) revenue (comprising 67.5% of total revenue), a 4.0% increase in our (3P) revenue (comprising 11.7% of total revenue), a 20.0% increase in delivery service revenue (comprising 14.6% of total revenue) and a 21.2% increase in other revenue (comprising 6.3% of total revenue) compared to FY 2024.

The 11.7% increase in combined 1P and 3P revenue compared to FY 2024 was mainly due to a 4.3% increase in GMV, resulting from our growth-oriented strategy, including targeted marketing initiatives, initiatives for faster delivery and customer- and merchant-focused actions in the second half of 2025, offsetting the impacts of reduced consumer demand in Q1 2025.

The 20.0% increase in delivery service revenue compared to FY 2024 was mainly due to an increase in delivery service revenue from the off-platform customers of Hepsijet.

Gross Contribution

(in TRY million unless indicated otherwise)	Three months ended December 31,				Twelve months ended December 31
	2025	2024	y/y %		2025	2024	y/y %
Revenue	27,970.5	23,745.0	17.8%		84,651.8	74,669.6	13.4%
Cost of inventory sold	(18,469.6)	(14,907.5)	23.9%		(53,981.4)	(46,673.0)	15.7%
Gross Contribution	9,500.9	8,837.5	7.5%		30,670.4	27,996.6	9.6%
Gross contribution margin (% of GMV)	11.1%	11.4%	(0.3	)pp	11.9%	11.3%	0.6	pp

Fourth quarter 2025

The Gross Contribution margin decreased by 0.3pp to 11.1% in Q4 2025 compared to 11.4% in Q4 2024. This decrease was driven by a 0.6pp decrease in 1P Margin to achieve higher price competitiveness and a 0.4pp decrease in other revenues, partially offset by a 0.5pp increase in delivery service revenue and a 0.2pp increase in marketplace revenue.

Full year 2025

The Gross Contribution margin increased by 0.6pp to 11.9% in FY 2025 compared to 11.3% in FY 2024. The increase was driven by a 0.6pp increase in shipping revenue and a 0.3pp increase in other revenue due to ads, partially offset by a 0.3pp decrease in 1P Margin.

The table below shows the monthly inflation rates in 2025 and 2024.

Consumer Inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sep	Oct	Nov	Dec
2025	5%	2%	2%	3%	2%	1%	2%	2%	3%	3%	1%	1%
2024	7%	5%	3%	3%	3%	2%	3%	2%	3%	3%	2%	1%

Source: Data as announced by TurkStat

As of December 31, 2025, the annual inflation rate published by TurkStat was 30.9%, declining from 44.4% as of December 31, 2024 and 33.3% as of September 30, 2025. The yearly average inflation rate published by TurkStat in 2025 was 34.9%, compared to 58.5% in 2024. The monthly inflation rates during the fourth quarter of 2025 were 2.5%, 0.9% and 0.9% in October, November and December, respectively.

Operating Expenses

The table below shows our operating expenses for the three months and twelve months ended December 31, 2025 and 2024 in absolute terms and as a percentage of GMV:

(in TRY million unless indicated otherwise)	Three months ended December 31,				Twelve months ended December 31,
	2025	2024	y/y %		2025	2024	y/y %
Cost of inventory sold	(18,469.6)	(14,907.5)	23.9%		(53,981.4)	(46,673.0)	15.7%
% of GMV	(21.6)%	(19.3)%	(2.3	)pp	(21.0)%	(18.9)%	(2.1	)pp
Shipping and packaging expenses	(2,867.2)	(2,176.8)	31.7%		(9,199.1)	(7,975.8)	15.3%
% of GMV	(3.4)%	(2.8)%	(0.5	)pp	(3.6)%	(3.2)%	(0.3	)pp
Payroll and outsourced staff expenses	(2,499.7)	(2,692.2)	(7.2)%		(9,130.7)	(8,576.9)	6.5%
% of GMV	(2.9)%	(3.5)%	0.6	pp	(3.5)%	(3.5)%	(0.1	)pp
Advertising expenses	(2,861.0)	(1,781.0)	60.6%		(7,305.9)	(5,617.9)	30.0%
% of GMV	(3.4)%	(2.3)%	(1.0	)pp	(2.8)%	(2.3)%	(0.6	)pp
Technology expenses	(226.8)	(314.5)	(27.9)%		(828.6)	(969.4)	(14.5)%
% of GMV	(0.3)%	(0.4)%	0.1	pp	(0.3)%	(0.4)%	0.1	pp
Depreciation and amortization	(800.7)	(749.0)	6.9%		(3,171.4)	(2,680.9)	18.3%
% of GMV	(0.9)%	(1.0)%	0.1	pp	(1.2)%	(1.1)%	(0.1	)pp
Other operating expenses, net	(1,045.2)	(937.3)	11.5%		(3,064.7)	(2,153.5)	42.3%
% of GMV	(1.2)%	(1.2)%	(0.0	)pp	(1.2)%	(0.9)%	(0.3	)pp
Operating expenses, net	(28,770.2)	(23,558.3)	22.1%		(86,681.8)	(74,647.4)	16.1%
Operating expenses as a % of GMV	(33.7)%	(30.5)%	(3.2	)pp	(33.7)%	(30.2)%	(3.4	)pp

Operating expenses, net, increased by 22.1% to TRY 28,770.2 million in Q4 2025 compared to TRY 23,558.3 million in Q4 2024. The main driver for the increase in operating expenses in Q4 2025 was the 60.6% increase in advertising expenses due to investments made to accelerate our growth. Additionally, while cost of inventory sold rose by 23.9%, sales of goods grew by 19.6%. The faster rate of increase in cost of inventory sold mainly related to efforts to improve price competitiveness. While shipping costs increased by 31.7%, shipping revenues grew by 25.9%. The faster rate of increase in shipping costs primarily related to cargo subsidies provided to merchants, to enhance merchant profitability and satisfaction.

For the full-year period, Other operating expenses, net increased to TRY 3,064.7 million in 2025 from TRY 2,153.5 million in 2024, primarily from provisions (mostly expected credit losses) amounting to TRY 795.2 million in 2025 compared to TRY 429.5 million in 2024 and one-off expenses arising from global operations and an impairment recognized in Q4 2025 relating to R&D projects amounting to TRY 408.4 million, a non-recurring item with no comparable impact in the prior year.

Net Loss for the Period

Net loss for the period was TRY 3,082.3 million in Q4 2025, compared to a net loss of TRY 875.8 million in Q4 2024. This negative change was mainly due to a TRY 1,333.7 million increase in net financial expenses (net of financial income) relating to higher commission expenses due to higher costs of credit card installments and investments to improve affordability and a TRY 1,080.0 million increase in advertising expenses due to investments relating to our growth strategy.

Net loss for the year was TRY 5,699.2 million in FY 2025, compared to a net loss of TRY 2,100.7 million in FY 2024. This negative change was mainly due to a TRY 2,300.9 million increase in net financial expenses (net of financial income) relating to higher commission expenses due to higher costs of credit card installments and investments to improve affordability and a TRY 1,688 million increase in advertising expenses due to investments relating to our growth strategy, partially offset by a TRY 711.5 million increase in monetary gain.

EBITDA

EBITDA as a percentage of GMV decreased by 1.2 pp in Q4 2025 to 0.0%, compared to 1.2% in Q4 2024. EBITDA decreased to TRY 1.1 million in Q4 2025 from TRY 935.8 million in Q4 2024. These decreases were driven by a 1.0pp increase in advertising expenses and a 0.5pp increase in shipping and packaging expenses and a 0.3pp decrease in gross contribution, partially offset by a 0.6pp decrease in payroll and outsource expenses, in each case as a percentage of GMV.

For the full year 2025, EBITDA as a percentage of GMV decreased by 0.7 pp to 0.4%, compared to 1.1% in FY 2024. EBITDA decreased by 57.8%, or TRY 1,561.7 million, to TRY 1,141.4 million in FY 2025 from TRY 2,703.1 million in FY 2024. These decrease were driven by a 0.6pp increase in advertising expenses and a 0.3pp increase in shipping and packaging expenses and a 0.3pp increase in other operating expenses, partially offset by a 0.6pp increase in gross contribution, in each case as a percentage of GMV.

Free Cash Flow

Our Free Cash Flow increased by 79.3% to TRY 3,468.1 million in Q4 2025 from TRY 1,934.7 million in Q4 2024. The increase was mainly driven by a TRY 1,360.7 million increase in net cash provided by operating activities and commercial actions, and by a TRY 174.2 million decrease in tangible and intangible asset acquisitions.

In 2025, our Free Cash Flow increased by 83.2% to TRY 8,877.0 million from TRY 4,845.5 million in FY 2024. The increase was mainly driven by a TRY 3,826.6 million increase in net cash provided by operating activities and by a TRY 216.8 million decrease in tangible and intangible asset acquisitions.

Changes to Key Operating Performance Indicators and Other Metrics

Our controlling shareholder, Kaspi, uses key operating metric definitions that differ in some respects from those historically used by the Company. As previously disclosed, in 2025, we began reporting “Number of orders”, “Active Customers” and “Order Frequency” excluding digital products and HepsiExpress, and calculating “Average order value” on the same basis, to better align with management’s view of the business and with the way in which Kaspi computes these metrics. We also separately began reporting “GMV – Kaspi definition”, “Marketplace GMV – Kaspi definition” and “Number of orders excluding digitals – Kaspi definition” on a basis fully matching Kaspi’s own definitions.

Beginning in Q1 2026, we intend to complete the transition and report our metrics solely on the basis of the definitions used by Kaspi. We expect that this will facilitate consolidation with our controlling shareholder and reflect managerial alignment across the two entities.

The table below shows our key operating performance indicators under the Kaspi definitions that will be used from 2026. Please see the “Certain Definitions” section for relevant definitions.

(in TRY million unless indicated otherwise)	Three months ended December 31,			Twelve months ended December 31
	unaudited			unaudited
	2025	2024	y/y %	2025	2024	y/y %
GMV – Kaspi definition[1] (TRY in billions)	71.5	63.2	13.1%	212.7	198.1	7.4%
IAS 29-Unadjusted GMV[1] – Kaspi definition (TRY in billions)	70.9	47.7	48.7%	195.5	134.7	45.2%
Marketplace GMV – Kaspi definition[1] (TRY in billions)	47.9	44.0	8.9%	144.8	138.3	4.7%
Number of orders – Kaspi definition2 3 (millions)	25.9	21.8	18.6%	79.8	73.7	8.3%

1 Unlike the corresponding metrics historically used by the Company, these “Kaspi definitions” deduct returns and cancellations and exclude cargo income. Please see the “Certain Definitions” section.

2 Unlike the corresponding metric historically used by the Company, this “Kaspi definition” excludes returns and cancellations. Please see the “Certain Definitions” section.

3 In prior reports, this metric was disclosed as “Number of orders excluding digitals – Kaspi definition”. We have shortened the title to harmonize with our presentation of other metrics. Please see the “Certain Definitions” section.

These key operating performance indicators are used to calculate the following other metrics, which will therefore also be presented on the basis of Kaspi definitions from Q1 2026: GMV and Number of Orders. All historical figures including the metrics that are impacted from GMV and Number of Orders will also be reported on a basis consistent with the Kaspi definitions.

From Q1 2026, to streamline our financial disclosure, we will no longer include the words “– Kaspi definition” in our metrics’ titles. Please see the “Certain Definitions” section.

During 2025, management also prioritized additional selected metrics related to customer engagement and delivery performance, as shown in the table below. Please see the “Certain Definitions” section for relevant definitions.

	Three months ended December 31,
	unaudited
	2025	2024	y/y %
Average Monthly Active Customers (in thousands)	3,679	3,213	14.5%
Growth in Average Engaged Customers	29%	16%	13.2	pp
Share of Next-day Shipping (NDS)	63%	47%	16.0	pp

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025 unless otherwise indicated. Unaudited.)

	31 December 2025	31 December 2024
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	11,307,632	8,835,466
Restricted cash	205,052	177,059
Financial investments	2,016,090	3,121,445
Trade and loan receivables	6,239,476	6,604,349
Due from related parties	-	19,057
Inventories	8,729,268	7,855,450
Contract assets	-	58,550
Other current assets	1,169,667	625,813
Total current assets	29,667,185	27,297,189
Non-current assets:
Property and equipment	1,087,477	1,088,256
Intangible assets	3,872,677	4,004,059
Right of use assets	2,204,016	1,701,293
Trade and loan receivables	26,751	114,655
Deferred tax assets	47,929	-
Other non-current assets	40,555	16,237
Total non-current assets	7,279,405	6,924,500
Total assets	36,946,590	34,221,689
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	596,550	2,202,507
Lease liabilities	1,050,937	535,459
Wallet deposits	261,187	232,474
Trade payables and payables to merchants	25,879,493	19,599,492
Due to related parties	-	16,939
Provisions	322,167	284,111
Employee benefit obligations	1,016,638	683,420
Contract liabilities and merchant advances	2,785,921	2,496,045
Other current liabilities	1,477,389	2,204,003
Total current liabilities	33,390,282	28,254,450
Non-current liabilities:
Lease liabilities	778,337	764,000
Employee benefit obligations	262,943	201,287
Other non-current liabilities	503,432	654,391
Total non-current liabilities	1,544,712	1,619,678
Equity:
Share capital	949,542	942,373
Other capital reserves	-	1,440,737
Share premiums	31,535,567	27,370,776
Treasury shares	(320,970)	(320,970)
Accumulated deficit	(30,152,543)	(25,085,355)
Total equity	2,011,596	4,347,561
Total equity and liabilities	36,946,590	34,221,689

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025 unless otherwise indicated. Unaudited.)

	Three Months Ended		Twelve Months Ended
	31 December 2025	31 December 2024	31 December 2025	31 December 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	27,970,498	23,744,963	84,651,820	74,669,572
Operating expenses
Cost of inventory sold	(18,469,605)	(14,907,459)	(53,981,418)	(46,672,956)
Shipping and packaging expenses	(2,867,174)	(2,176,765)	(9,199,079)	(7,975,827)
Payroll and outsourced staff expenses	(2,499,695)	(2,692,165)	(9,130,713)	(8,576,921)
Advertising expenses	(2,860,972)	(1,780,967)	(7,305,917)	(5,617,923)
Technology expenses	(226,798)	(314,542)	(828,647)	(969,429)
Depreciation and amortization	(800,732)	(749,013)	(3,171,434)	(2,680,858)
Other operating income	116,473	170,177	511,260	477,536
Other operating expenses	(1,161,664)	(1,107,462)	(3,575,919)	(2,630,998)
Operating (loss) / income	(799,669)	186,767	(2,030,047)	22,196
Financial income	1,292,254	1,857,089	4,928,114	5,259,222
Financial expenses	(4,281,044)	(3,512,149)	(11,996,533)	(10,026,763)
Monetary gains/losses	663,005	592,461	3,356,145	2,644,648
(Loss)/income before income taxes	(3,125,454)	(875,832)	(5,742,321)	(2,100,697)
Taxation on income	(6,012)	-	(6,012)	-
Deferred Tax Income / Expense	49,157	-	49,157	-
(Loss)/income for the period	(3,082,309)	(875,832)	(5,699,176)	(2,100,697)
Basic and diluted loss per share	(10)	(3)	(18)	(6)
Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(3,737)	(28,974)	(3,737)	(28,890)
Tax Effect of Actuarial Gain (Loss) of Defined Benefit Plans	(1,228)	-	(1,228)	-
Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income
Total comprehensive (loss)/income for the period	(3,087,274)	(904,806)	(5,704,141)	(2,129,587)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	31 December 2025	31 December 2024
	(unaudited)	(unaudited)
Loss before income taxes	(5,699,176)	(2,100,697)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	14,257,086	12,084,040
Interest and commission expenses	11,549,248	9,580,709
Depreciation and amortization	3,171,434	2,680,858
Interest income on time deposits	(2,697,906)	(2,263,220)
Interest income on financial investments	(13,097)	(2,194)
Interest income on credit sales	(1,425,428)	(1,797,837)
Provision for unused vacation liability	213,113	54,598
Provision for personnel bonus	614,603	586,535
Provision for legal cases	37,074	23,837
Provision for doubtful receivables	552,651	338,403
Provision for loan receivables	301,312	209,609
Provision for impairment of trade goods, net	115,224	(23,051)
Provision for post-employment benefits	102,569	91,304
Provision for share based payment	216,074	235,534
Fair value gains of financial investments	(64,703)	(167,046)
Provision for license fee	289,025	235,637
Tax Income	(43,145)	-
Impairment loss on intangible assets	269,457	-
Net foreign exchange differences	(428,994)	(674,547)
Monetary gains on provisions	(514,700)	(337,319)
Monetary losses on non-operating activities	2,013,275	3,312,230
Changes in net working capital
Change in trade payables and payables to merchants	6,570,639	(296,274)
Change in inventories	(1,158,546)	(463,766)
Change in trade and loan receivables	(156,060)	(2,694,618)
Change in contract liabilities and merchant advances	289,876	(195,923)
Change in contract assets	58,550	(16,161)
Change in other liabilities	(848,863)	544,095
Change in other assets and receivables	(514,273)	1,081,045
Change in due from related parties	19,057	(1,704)
Change in due to related parties	(16,939)	8,173
Post-employment benefits paid	(64,073)	(46,289)
Payments for concluded litigation	(9,381)	(90,779)
Payments for personnel bonus	(505,700)	(356,966)
Payments for unused vacation liabilities	(22,500)	(11,599)
Payments for license fee	(214,093)	-
Collections of doubtful receivables	7,389	15,249
Payments for share based compensation plan	(708,548)	-
Net cash provided by/ used in operating activities	11,284,445	7,457,826
Investing activities:
Purchases of property and equipment and intangible assets	(2,414,849)	(2,631,648)
Proceeds from sale of property and equipment	7,355	19,356
Purchase of financial instruments	(2,386,119)	(8,414,213)
Proceeds from sale of financial investment	3,395,329	8,046,523
Interest received on credit sales	1,274,066	1,888,106
Interest income on time deposits and financial instruments	2,689,498	2,262,980
Net cash used in investing activities	2,565,280	1,171,104
Financing activities:
Proceeds from borrowings	8,389,902	6,837,080
Repayment of borrowings	(9,859,023)	(4,962,417)
Interest and commission paid	(10,818,491)	(8,935,766)
Lease payments	(1,123,562)	(616,958)
Capital Increase	4,171,960	-
Net cash used in financing activities	(9,239,214)	(7,678,061)
Net increase/(decrease) in cash and cash equivalents	4,610,511	950,869
Cash and cash equivalents at 1 January	8,833,647	10,392,362
Effects of inflation on cash and cash equivalents	(2,183,507)	(2,574,925)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	36,752	65,341
Cash and cash equivalents at 31 December	11,297,405	8,833,647

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures, which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/ (losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(TRY in millions)	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Net loss for the period	(3,082.3)	(875.8)	(5,699.2)	(2,100.7)
Taxation on income	43.1	-	43.1	-
Financial income	1,292.3	1,857.1	4,928.1	5,259.2
Financial expenses	(4,281.0)	(3,512.1)	(11,996.5)	(10,026.8)
Depreciation and amortization	(800.7)	(749.0)	(3,171.4)	(2,680.9)
Monetary gain/(loss)	663.0	592.5	3,356.1	2,644.6
EBITDA	1.1	935.8	1,141.4	2,703.1

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS. The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(in TRY million unless indicated otherwise)	Three months ended December 31,			Twelve months ended December 31
	2025	2024	y/y %	2025	2024	y/y %
Revenue	27,970.5	23,745.0	17.8%	84,651.8	74,669.6	13.4%
Cost of inventory sold	(18,469.6)	(14,907.5)	23.9%	(53,981.4)	(46,673.0)	15.7%
Gross Contribution	9,500.9	8,837.5	7.5%	30,670.4	27,996.6	9.6%

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(in TRY million unless indicated otherwise)	Twelve months ended December 31			Three months ended December 31,
	2025	2024	y/y %	2025	2024	y/y %
Revenue	27,970.5	23,745.0	17.8%	84,651.8	74,669.6	13.4%
Reversal of IAS 29 adjustment	264.8	5,837.1	(95.5)%	7,009.6	24,060.1	(70.9)%
IAS 29 - Unadjusted Revenue	27,705.7	17,907.9	54.7%	77,642.2	50,609.5	53.4%

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(in TRY million unless indicated otherwise)	Three months ended December 31,			Twelve months ended December 31
	2025	2024	y/y %	2025	2024	y/y %
Revenue	27,970.5	23,745.0	17.8%	84,651.8	74,669.6	13.4%
Cost of inventory sold	(18,469.6)	(14,907.5)	23.9%	(53,981.4)	(46,673.0)	15.7%
Gross Contribution	9,500.9	8,837.5	7.5%	30,670.4	27,996.6	9.6%
Reversal of IAS 29 adjustment	(460.8)	1,797.4	(125.6)%	315.3	7,260.9	(95.7)%
IAS 29 - Unadjusted Gross Contribution	9,961.7	7,040.1	41.5%	30,355.1	20,735.7	46.4%

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(TRY in millions)	Three months ended December 31,			Three months ended December 31,
	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024
Net loss for the period	(3,082.3)	(220.3)	(2,862.0)	(875.8)	(397.0)	(478.8)
Taxation on income	43.1	48.6	(5.4)	0.0	0.0	0.0
Financial income	1,292.3	9.2	1,283.1	1,857.1	447.1	1,410.0
Financial expenses	(4,281.0)	(30.3)	(4,250.8)	(3,512.1)	(899.6)	(2,612.6)
Depreciation and amortization	(800.7)	(344.8)	(455.9)	(749.0)	(434.6)	(314.5)
Monetary gain/(loss)	663.0	663.0	0.0	592.5	592.5	0.0
EBITDA	1.1	(566.0)	567.1	935.8	(102.5)	1,038.3

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(TRY in millions)	Twelve months ended December 31			Twelve months ended December 31
	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024
Net loss for the period	(5,699.2)	(598.4)	(5,100.8)	(2,100.7)	(1,412.7)	(688.0)
Taxation on income	43.1	43.1	-	0.0	0.0	0.0
Financial income	4,928.1	484.0	4,444.1	5,259.2	1,660.0	3,599.3
Financial expenses	(11,996.5)	(838.5)	(11,158.1)	(10,026.8)	(3,139.4)	(6,887.3)
Depreciation and amortization	(3,171.4)	(1,537.1)	(1,634.4)	(2,680.9)	(1,718.6)	(962.3)
Monetary gain/(loss)	3,356.1	3,356.1	0.0	2,644.6	2,644.6	0.0
EBITDA	1,141.4	(2,106.2)	3,247.6	2,703.1	(859.2)	3,562.3

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025. Unaudited.

(TRY in millions)	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Net cash (used in)/provided by operating activities	4,092.3	2,731.5	11,284.4	7,457.8
Capital expenditures	(622.3)	(796.5)	(2,414.8)	(2,631.6)
Proceeds from the sale of property and equipment	(1.8)	(0.36)	7.4	19.4
Free Cash Flow	3,468.1	1,934.7	8,877.0	4,845.5

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2025.

(TRY in millions)	As of December 31, 2025	As of Dec 31, 2024
Current assets	29,667.2	27,297.2
Cash and cash equivalents	(11,307.6)	(8,835.5)
Financial investments	(2,016.1)	(3,121.4)
Current liabilities	(33,390.3)	(28,254.5)
Bank borrowings, current	596.6	2,202.5
Lease liabilities, current	1,050.9	535.5
Net Working Capital	(15,399.3)	(10,176.2)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV[1] as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	GMV – Kaspi definition[1] as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV[1] as GMV presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted GMV – Kaspi definition[1] as GMV – Kaspi definition presented on an unadjusted for inflation basis;

•	Marketplace GMV[1] as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV – Kaspi definition[1] as total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders[1] as the number of orders we received through our platform including returns and cancellations but excluding orders for digital products and orders made on HepsiExpress;

•	Number of orders – Kaspi definition1 2 as the number of orders we received through our platform excluding returns and cancellations and digital products.

•	Order Frequency as the number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customers as users (both unregistered users and members) who have purchased at least one item listed on our platform (excluding orders for digital products and orders made on HepsiExpress) within the 12-month period preceding the relevant date, including returns and cancellations;

•	Average Monthly Active Customers[3] as the average number of users (both unregistered users and members) who have purchased at least one item listed on our platform in a month (excluding orders for digital products and orders made on HepsiExpress) during the relevant reporting period, excluding returns and cancellations;

•	Engaged Customers[3] as users (both unregistered users and members) who have purchased at least one item listed on our platform (excluding orders for digital products and orders made on HepsiExpress) in each of the three consecutive months preceding the relevant date, excluding returns and cancellations;

•	Growth in Average Engaged Customers[3] as the percentage change in the average number of Engaged Customers calculated in a reporting period compared to the corresponding period in the prior year;

•	Share of Next-day Shipping (NDS)[3] as the number of orders for which the merchant’s shipping date to the delivery provider is either the same date as the order creation date or the following calendar day, represented as a percentage of total orders for the reporting period;

•	Digital products as non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription; and

•	Average order value as GMV divided by the number of orders in a given period, excluding digital products and orders made on HepsiExpress from the numerator and the denominator.

1 Beginning in Q1 2026, we intend to report these metrics solely on the basis of the definitions used by our controlling shareholder, Kaspi. Please see “Changes to Key Operating Performance Indicators and Other Metrics.”

2 In prior reports, this metric was disclosed as “Number of orders excluding digitals – Kaspi definition”. We have shortened the title to harmonize with our presentation of other metrics. Please see the “Certain Definitions” section.

3 This is a new metric. Please see “Changes to Key Operating Performance Indicators and Other Metrics.”

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P).

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfillment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine and Syria, including their impact on Türkiye's border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the impact of Kaspi’s acquisition of a controlling stake in the Company; (e) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (g) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (h) our liquidity, substantial indebtedness, and ability to obtain additional financing; (i) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (j) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (k) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will”, “seek”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2024 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited financial information for the three months ended December 31, 2025 and 2024 and unaudited financial information as of and for the years ended December 31, 2025 and 2024. The quarterly financial information has not been audited or reviewed by the Company’s auditors. The yearly financial information has not been audited by the Company’s auditors. The consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.